Filed by USX Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     And deemed filed pursuant to Rule 14a-12
                                       Of the Securities Exchange Act of 1934
                                            Subject Company:  USX Corporation
                                                   Commission File No. 1-5153

                               Press  release
                             September 24, 2001


    U. S. Steel Kosice, s.r.o has announced the start of the final stage of construction of the SK 6,7 billion (USD 134 millions) Tin Mill Expansion. This phase of construction will include the addition of a new state of the art Continuous Annealing Line and Electrolytic Tin Line. The cost related to this phase is SK 4,1 billion (USD 82 million). The new facilities will each have a capacity of 200,000 metric tons and will bring the total tin production capability to 340,000 metric tons.

    The first stage of the project included completion of a Double Cold Reduced/ Temper Mill and upgrades of the existing Electrolytic Tinning Line. In addition a new plant air facility and shearing equipment were added.

    This phase of construction will be expedited since building and foundation construction has already been completed. Start up of the new facility should occur in early 2003 in time to take full advantage of the 2003 pack season.

    These facilities, combined with constructions already completed, will make U. S. Steel Kosice, s.r.o. a world class full product line producer of tin mills products.

    ,The start of this final phase of construction shows U. S. Steel Kosice's committment to our customers and employees" said John H. Goodish, president of U. S. Steel Kosice, s.r.o.